NEUROKINE PHARMACEUTICALS, INC.

1275 West 6th Avenue

Vancouver BC V6H 1A6

August 20, 2014

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:

Jeffrey P. Riedler

Assistant Director

Dear Sirs:

Re:

Neurokine Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 8, 2014

File No. 333-161157

Further to your letter of August 15, 2014 with respect to our Preliminary Proxy Statement filed on Schedule 14A we provide the following responses to your comments, numbered in a corresponding manner:

1.

We refer to Proposal No. 1, which pertains to shareholders approving the removal of the Pre-Existing Company Provisions, set forth in Table 3 of the Regulations to the BCBCA.  In addition to referencing such provisions in Table 3 of the BCBCA, please expand your disclosure under this proposal to describe the Pre-Existing Company Provisions and provide a copy of Table 3 of the BCBCA as a schedule or addendum to your proxy statement.

The preliminary proxy statement has been amended to include expanded disclosure as requested.  In addition, we have attached Table 3 of the BCBCA as a schedule to the proxy statement.

2.

With respect to Proposal 2, please expand your proxy statement disclosure to explain to shareholders the ways in which the proposed Articles differ from the Company's existing Articles.

The preliminary proxy statement has been amended to include expanded disclosure as requested.

As requested, we acknowledge that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, NEUROKINE PHARMACEUTICALS, INC. /s/ Ahmad Doroudian Ahmad Doroudian, President

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